Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000
Facsimile (212) 455-2502

Direct Dial Number (212) 455-2948	E-Mail Address JKAUFMAN@STBLAW.COM

October 16, 2017

VIA EDGAR

Re:	National Vision Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-220719

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of National Vision Holdings, Inc. (the “Company”), we hereby submit to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”). Amendment No. 2 has been updated primarily to reflect the 1.96627-for-1 reverse stock split the Company intends to effectuate prior to the effectiveness of the Registration Statement and information dependent upon the reverse stock split, as well as to include information about the expected size and price range of the proposed offering and related matters. The reverse stock split ratio and the pricing range conform to those previously provided to the Staff via correspondence letter dated October 12, 2017.

In addition, as previously indicated in the Company’s letter, dated August 28, 2017, in response to the Staff’s comment letter, dated August 7, 2017 (the “Comment Letter”), (A) in respect of comment 15 of the Comment Letter, the Company has included the total consideration paid by existing stockholders, including the affiliates of KKR Sponsor, for their shares of the Company’s common stock under the heading “Dilution” in Amendment No. 2; and (B) in respect of comment 21 of the Comment Letter, the Company has updated its pro forma financial information in Amendment No. 2 to give effect to the February 2017 recapitalization dividend as if a portion of the proceeds from the offering were used to pay such dividend, as further described in footnote (G) to such pro forma financial information.

To assist the Staff’s review of Amendment No. 2, we will send blacklined copies of Amendment No. 2 marked against Amendment No. 1, which was filed on October 6, 2017.

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Securities and Exchange Commission	October 16, 2017

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission
Tom Jones
Tara Harkins
Kevin Kuhar

National Vision Holdings, Inc.
Mitchell Goodman

Latham & Watkins LLP
Marc Jaffe
Ian Schuman